Exhibit 99.1

NEWS

FOR IMMEDIATE RELEASE

BMO Receives Regulatory Approval to Acquire Bank of the West

TORONTO & CHICAGO, January 17, 2023 – BMO Financial Group (TSX: BMO) (NYSE: BMO), and its subsidiaries BMO Financial Corp. and BMO Harris Bank N.A. (together, “BMO”), today announced it has received all regulatory approvals required to complete its acquisition of Bank of the West from BNP Paribas (XPAR: BNP). BMO anticipates the acquisition will close on February 1, 2023, subject to the satisfaction of customary closing conditions.

“We are excited to be bringing BMO and Bank of the West together to continue building a leading North American bank with a shared focus on progress for our customers, employees, communities and the planet,” said Darryl White, CEO, BMO Financial Group.

“We’ve been providing banking services to BMO customers for over 200 years, helping them make real financial progress, expand their businesses and drive economic growth. We look forward to working with communities across our expanded U.S. footprint to help drive meaningful change at the local level through a strong combination of financial and community-driven investment,” said David Casper, U.S. CEO, BMO Financial Group.

Upon closing, BMO will welcome the nearly 1.8 million commercial, retail, wealth management and business banking customers and provide increased convenience with access to over 1,000 U.S. branches in 32 states and nationwide fee-free access to over 42,000 ATMs. BMO also looks forward to over 9,300 Bank of the West employees joining the BMO family.

After closing and until conversion of the combined banks’ systems, expected in early September 2023, customers will continue to receive service through their respective Bank of the West and BMO branches, websites and mobile applications. BMO will provide Bank of the West customers with key information about how the combined bank will serve them, including the plan for the conversion of their accounts.

In addition, BMO Financial Group announced that two new leaders are expected to be appointed to the Board of Directors of BMO’s U.S. holding company, BMO Financial Corp., effective as of closing:

•

Nandita Bakhshi, currently Director of BancWest Holding Inc. and of Bank of the West. Ms. Bakhshi is also currently President and Chief Executive Officer of Bank of the West and co-Chief Executive Officer and a Director of BNP Paribas USA, Inc. She also serves on the Board of Directors of Grameen America; the Supervisory Board of The Clearing House; The U.S. India Strategic Partnership Forum (USISPF); and the Council on Foreign Relations (CFR). Ms. Bakhshi has devoted her career to inclusive, transformational and forward-looking leadership with a particular emphasis on placing women in leadership roles. Ms. Bakhshi will also be appointed Special Advisor on Integration to BMO’s Senior Leadership team upon closing.

•

Claudia Fan Munce, currently Director of Bank of the West. Ms. Munce retired in 2016 from a distinguished 30-year career at IBM as the Managing Director of the IBM Venture Capital Group and Vice President of IBM Corporate Development. Ms. Munce is a venture advisor at New Enterprise Associates (NEA), sits on the Board of Directors of Best Buy Corporation and Arteris I.P. and is an appointed faculty member at Stanford University Graduate School of Business.

“We look forward to welcoming these two exceptional leaders to our Board of Directors,” said John Rau, Chair of the Board, BMO Financial Corp.

A link detailing the composition of the full BMO Financial Corp. Board of Directors can be found here: https://www.bmoharris.com/us/about/corporate-information/board-of-directors. BMO Financial Corp. is the U.S. holding company for BMO Harris Bank N.A. The Board of Directors of BMO Financial Corp. provides governance and oversight for the bank, as well as for BMO Capital Markets and BMO Private Bank. BMO Financial Corp. is a wholly owned subsidiary of Bank of Montreal and is BMO’s top tier holding company in the U.S.

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider - the 8th largest bank, by assets, in North America. With total assets of C$1.14 trillion as of October 31, 2022, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

Cautionary statement regarding forward-looking information

Certain statements in this press release are forward-looking statements. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this press release may include, but are not limited to, statements with respect to the expected closing of the proposed transaction, BMO’s plans for the combined operations of BMO and Bank of the West and the financial, operational and capital impacts of the transaction, and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “commit”, “target”, “may”, “might”, “schedule”, “forecast” and “could” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this press release not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: the possibility that the proposed transaction does not close when expected or at all because conditions to closing are not satisfied on a timely basis or at all or are received subject to adverse conditions or requirements; the anticipated benefits from the proposed transaction, such as it growing our U.S. operations are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which Bank of the West currently operates; the business of Bank of the West may not perform as expected or in a manner consistent with historical performance; the ability to promptly and effectively integrate Bank of the West; diversion of management time on transaction-related issues; increased exposure to exchange rate fluctuations; and those other factors discussed in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section of the BMO 2022 Annual Report, all of which outline certain key factors and risks that may affect our future results and our ability to anticipate and effectively manage risks arising from all of the foregoing factors. We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements.

We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this press release is presented for the purpose of assisting shareholders and analysts in understanding the proposed transaction and may not be appropriate for other purposes.

SOURCE: BMO

Media Contact:

Jeff Roman, Toronto – 416-867-3996, jeff.roman@bmo.com

Scott Doll, Chicago – 773-766-5439, scott.doll@bmo.com